EXHIBIT 99.1

Student Transportation Inc. Honors Military Appreciation Month

Company Supports Their Military Employees and Families

DANIEL ISLAND, S.C., May 24, 2012 (GLOBE NEWSWIRE) -- In honor of Military Appreciation Month, Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, is highlighting its employees and their family members who have served or continue to serve in the military. In support of this company-wide initiative, STI is asking its more than 9,000 employees within the company and its operating subsidiaries, Student Transportation of America and Student Transportation of Canada, to recognize and honor those within the STI family who have served in the armed forces or are active duty.

Recognitions will continue through the month of May and will be ongoing throughout the year at Student Transportation's locations across North America. In addition to this initiative, and in honor of Memorial Day in the United States, STI locations throughout the U.S. will be honoring those who have fallen and sacrificed their lives for their country.

"One of the core values of STI is our commitment to the local communities we serve," says Denis J. Gallagher, Chairman and CEO of Student Transportation Inc. "We want to recognize the service men and women within our STI family who exemplify commitment by their efforts to defend their country," he adds.

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Student Transportation Inc.

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         Media Contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com